SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BLOCKBUSTER INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock,

par value $0.01 per share

(Title of Class of Securities)

093679108

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Edward B. Stead

Executive Vice President and General Counsel

Blockbuster Inc.

1201 Elm Street

Dallas, Texas 75270

Telephone: (214) 854-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alan J. Bogdanow

Vinson & Elkins L.L.P.

3700 Trammell Crow Center

2001 Ross Avenue

Dallas, Texas 75201

Telephone: (214) 220-7700

Calculation of Filing Fee

Transaction Valuation Amount*	Amount of Filing Fee
$67,000,000	$8,488.90**

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 24,810,195 shares of Class A Common Stock of Blockbuster Inc. having an aggregate value as of October 27, 2004 of approximately $67,000,000 will be exchanged pursuant to this offer. The aggregate value of such options was calculated as of October 27, 2004 using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per each $1.0 million of the value of the transaction.

**Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO is filed by Blockbuster Inc., a Delaware corporation (“Blockbuster”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 9, 2004, in connection with Blockbuster’s Offer to Exchange Outstanding Unexercised Options to Purchase Shares of Blockbuster Inc. Class A Common Stock for Restricted Shares of Blockbuster Inc. Class A Common Stock, Restricted Share Units Settleable in Blockbuster Inc. Class A Common Stock or Cash, dated November 9, 2004. This amendment is being filed solely to add additional exhibits to the Schedule TO.

Item 12. Exhibits.

(a)	(1) Offer to Exchange, dated November 9, 2004.*

(2)	Form of Personalized Statement (Restricted Shares).*

(3)	Form of Personalized Statement (Restricted Share Units).*

(4)	Form of Personalized Statement (Cash).*

(5)	Election Form (Restricted Shares).*

(6)	Election Form (Restricted Share Units) (United Kingdom and Mexico).*

(7)	Election Form (Restricted Share Units) (Canada and Ireland).*

(8)	Election Form (Cash).*

(9)	Exchange Program Contents Summary (Restricted Shares).*

(10)	Exchange Program Contents Summary (Restricted Share Units).*

(11)	Exchange Program Contents Summary (Cash).*

(12)	Letter from John F. Antioco (Restricted Shares).*

(13)	Letter from John F. Antioco (Restricted Share Units).*

(14)	Letter from John F. Antioco (Cash).*

(15)	Global Exchange of Stock Options Brochure (Restricted Shares).*

(16)	Global Exchange of Stock Options Brochure (Restricted Share Units).*

(17)	Global Exchange of Stock Options Brochure (Cash).*

(18)	Powerpoint Presentation (Restricted Shares).*

(19)	Powerpoint Presentation (Restricted Share Units).*

(20)	Powerpoint Presentation (Cash).*

(21)	Form of Notice of Withdrawal (attached as Appendix G to the Offer to Exchange).*

(22)    Form of Notice of Expiration of Blockbuster Inc. Stock Option Exchange Offer and Acceptance and Cancellation of Tendered Stock Options in Exchange for Restricted Shares, Restricted Share Units, or Cash.*

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(23)    Memorandum regarding Preclearance.*

(24)    Blockbuster Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2004, and incorporated herein by reference.

(25)    Blockbuster Inc. Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2004, filed with the Commission on May 7, 2004, and incorporated herein by reference.

(26)    Blockbuster Inc. Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2004, filed with the Commission on August 9, 2004, and incorporated herein by reference.

(27)    Blockbuster Inc. Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2004, filed with the Commission on November 8, 2004, and incorporated herein by reference.

(28)    Blockbuster Inc. Registration Statement on Form S-4 (File No. 333-116617), filed with the Commission on June 18, 2004, and the amendments thereto filed with the Commission on July 29, 2004, August 24, 2004 and September 8, 2004, and incorporated herein by reference.

(29)    E-mail regarding Additional Tax Withholding.*

(30)    E-mail regarding Preclearance Procedures.*

(31)    Reminder Post Card (Restricted Shares).

(32)    Reminder Post Card (Restricted Share Units).

(33)    Reminder Post Card (Cash).

(b)	Not applicable.

(d)    (1)    Blockbuster Inc. Amended & Restated 1999 Long-Term Management Incentive Plan, as amended through October 6, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.

(2)    Blockbuster Inc. 2004 Long-Term Management Incentive Plan, as amended through October 6, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.

(3)    Form of Restricted Share Award Agreement (attached as Appendix B to the Offer to Exchange). *

(4)    Form of Restricted Share Unit Award Agreement for Residents of the United Kingdom Not Subject to U.S. Federal Income Taxation (attached as Appendix C to the Offer to Exchange). *

(5)    Form of Restricted Share Unit Award Agreement for Residents of Canada Not Subject to U.S. Federal Income Taxation (attached as Appendix D to the Offer to Exchange). *

(6)    Form of Restricted Share Unit Award Agreement for Residents of Ireland Not Subject to U.S. Federal Income Taxation (attached as Appendix E to the Offer to Exchange). *

(7)    Form of Restricted Share Unit Award Agreement for Residents of Mexico Not Subject to U.S. Federal Income Taxation (attached as Appendix F to the Offer to Exchange). *

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

BLOCKBUSTER INC.

By:	/s/ Larry J. Zine
Larry J. Zine Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Date: November 29, 2004

INDEX TO EXHIBITS

Exhibit Number		Description

(a	)(1)	Offer to Exchange, dated November 9, 2004.*

(a	)(2)	Form of Personalized Statement (Restricted Shares).*

(a	)(3)	Form of Personalized Statement (Restricted Share Units).*

(a	)(4)	Form of Personalized Statement (Cash).*

(a	)(5)	Election Form (Restricted Shares).*

(a	)(6)	Election Form (Restricted Share Units) (United Kingdom and Mexico).*

(a	)(7)	Election Form (Restricted Share Units) (Canada and Ireland).*

(a	)(8)	Election Form (Cash).*

(a	)(9)	Exchange Program Contents Summary (Restricted Shares).*

(a	)(10)	Exchange Program Contents Summary (Restricted Share Units).*

(a	)(11)	Exchange Program Contents Summary (Cash).*

(a	)(12)	Letter from John F. Antioco (Restricted Shares).*

(a	)(13)	Letter from John F. Antioco (Restricted Share Units).*

(a	)(14)	Letter from John F. Antioco (Cash).*

(a	)(15)	Global Exchange of Stock Options Brochure (Restricted Shares).*

(a	)(16)	Global Exchange of Stock Options Brochure (Restricted Share Units).*

(a	)(17)	Global Exchange of Stock Options Brochure (Cash).*

(a	)(18)	Powerpoint Presentation (Restricted Shares).*

(a	)(19)	Powerpoint Presentation (Restricted Share Units).*

(a	)(20)	Powerpoint Presentation (Cash).*

(a	)(21)	Form of Notice of Withdrawal (attached as Appendix G to the Offer to Exchange).*

(a	)(22)	Form of Notice of Expiration of Blockbuster Inc. Stock Option Exchange Offer and Acceptance and Cancellation of Tendered Stock Options in Exchange for Restricted Shares, Restricted Share Units, or Cash.*

(a	)(23)	Memorandum regarding Preclearance.*

(a	)(24)	Blockbuster Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2004, and incorporated herein by reference.

(a	)(25)	Blockbuster Inc. Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2004, filed with the Commission on May 7, 2004, and incorporated herein by reference.

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Exhibit Number		Description

(a	)(26)	Blockbuster Inc. Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2004, filed with the Commission on August 9, 2004, and incorporated herein by reference.

(a	)(27)	Blockbuster Inc. Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2004, filed with the Commission on November 8, 2004, and incorporated herein by reference.

(a	)(28)	Blockbuster Inc. Registration Statement on Form S-4 (File No. 333-116617), filed with the Commission on June 18, 2004, and the amendments thereto filed with the Commission on July 28, 2004, August 24, 2004 and September 8, 2004, and incorporated herein by reference.

(a	)(29)	E-mail regarding Additional Tax Withholding.*

(a	)(30)	E-mail regarding Preclearance Procedures.*

(a	)(31)	Reminder Post Card (Restricted Shares).

(a	)(32)	Reminder Post Card (Restricted Share Units).

(a	)(33)	Reminder Post Card (Cash).

(d	)(1)	Blockbuster Inc. Amended & Restated 1999 Long-Term Management Incentive Plan, as amended through October 6, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.

(d	)(2)	Blockbuster Inc. 2004 Long-Term Management Incentive Plan, as amended through October 6, 2004, incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004.

(d	)(3)	Form of Restricted Share Award Agreement (attached as Appendix B to the Offer to Exchange).*

(d	)(4)	Form of Restricted Share Unit Award Agreement for Residents of the United Kingdom Not Subject to U.S. Federal Income Taxation (attached as Appendix C to the Offer to Exchange).*

(d	)(5)	Form of Restricted Share Unit Award Agreement for Residents of Canada Not Subject to U.S. Federal Income Taxation (attached as Appendix D to the Offer to Exchange).*

(d	)(6)	Form of Restricted Share Unit Award Agreement for Residents of Ireland Not Subject to U.S. Federal Income Taxation (attached as Appendix E to the Offer to Exchange).*

(d	)(7)	Form of Restricted Share Unit Award Agreement for Residents of Mexico Not Subject to U.S. Federal Income Taxation (attached as Appendix F to the Offer to Exchange).*

*	Previously filed.

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